Mail Stop 0409

      February 14, 2006



Brian Sorrentino
Chief Executive Officer
Syndication Net.Com, Inc.
1250 24th Street, NW
Suite 300
Washington. D.C.  20037

Re:	Syndication Net.Com, Inc.
Registration Statement on Form SB-2
Filed on February 3, 2006
      File No. 333-131528

Dear Mr. Sorrentino:

	We have reviewed only those portions of your registration statement relating to the Equity Line of Credit Agreement with Cornell Capital Partners, LP. Based on our review of those portions of your filing, we have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your previously filed registration statement on Form SB-2 to register for resale shares underlying an equity line agreement with Cornell Capital recently went effective. See file No. 333-118578. We also note your disclosure on page 5 that on December 30,
2005 you terminated the equity line agreement with Cornell
Capital.
Please tell us whether Cornell Capital sold any securities under that registration statement. Also, tell us whether you plan to file an amendment to deregister any remaining unsold securities.

2. Tell us how you determined that the sale of convertible notes to
Cornell Capital was completed and eligible to be the subject of a resale registration statement given the investment discretion retained by Cornell Capital. For example:
* under section 7(b)(iv) of your Amended and Restated Securities Purchase Agreement Cornell Capital has no obligation to fund at the
Second Closing if the Company has filed the registration statement.


*  *  *


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	If you have any questions, please call Jeffrey Shady at (202) 551-3471 or me at (202) 551-3495.



      Sincerely,



      Elaine Wolff
      Branch Chief

cc:  	Gregory Sichenzia (via fax)
	Sichenzia Ross Friedman Ference LLP
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Brian Sorrentino
Syndication Net.Com, Inc.
February 14, 2006
Page 3